UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Chicago Atlantic BDC, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

828174102

(CUSIP Number)

Chicago Atlantic Loan Portfolio, LLC

Attention: Legal Department

420 N. Wabash Avenue, Suite 500

Chicago, IL 60611

(312) 809-7002

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 9, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 828174102

1	NAME OF REPORTING PERSONS Chicago atlantic Loan Portfolio, llc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,338,594
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,338,594
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,338,594
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.83%
14	TYPE OF REPORTING PERSON OO

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the shares of common stock of Chicago Atlantic BDC, Inc. (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on October 11, 2024 (as amended, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended and supplemented as follows:

On October 9, 2024, the Reporting Person distributed 1,510,593 shares of the Issuer’s restricted common stock to certain of its members. As of October 9, 2024, the Reporting Person was the beneficial owner of 14,338,594 shares of the Issuer’s common stock.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person has no present plans, proposals or intentions which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(c) of this Schedule 13D is hereby amended and supplemented as follows:

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto.

(b) The number of shares as to which the Reporting Person has sole power to vote or dispose of is stated in Items 7 and 9 on the cover page hereto.

(c) Except as disclosed in this Schedule 13D, the Reporting Persons have not effected any transaction in common stock of the Issuer during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2024

Chicago Atlantic Loan Portfolio, LLC

By:	/s/ John Mazarakis
	Name:	John Mazarakis
	Title:	Authorized Person

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